Via EDGAR
January 20, 2006
Ms. Charito Mittelman
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549

Re:	Paragon Real Estate Equity and Investment Trust
Registration Statement on Form S-2
File No. 333-129219
Dear Ms. Mittelman:
Pursuant to Rule 477 of the Securities Act of 1933, Paragon Real Estate Equity and Investment Trust respectfully requests the withdrawal of our Registration Statement on Form S-2 (File No. 333-129219), originally filed on October 24, 2005 (the “Registration Statement”). Paragon requests the withdrawal of the Registration Statement because market conditions make it impractical to continue with the offering at this time. Paragon did not sell any of its shares pursuant to the Registration Statement. Although Paragon has no current plans to do so, it reserves the right to undertake a future private offering in reliance on Securities Act Rule 155(c). If you have any questions regarding this matter, please contact our counsel Marc C. Krantz of Kohrman Jackson & Krantz P.L.L. at 216-736-7204.
Very truly yours,
Paragon Real Estate Equity and Investment Trust

/s/ James C. Mastandrea

By James C. Mastandrea, Chairman,
Chief Executive Officer and President

cc:	James P. Mollen, American Stock Exchange
Marc C. Krantz, Esq., Kohrman Jackson & Krantz P.L.L.
John A. Good, Esq., Bass, Berry & Sims PLC

Paragon Real Estate Equity and Investment Trust	P 216 430 2700
1240 Huron Road, Cleveland, OH 44115	F 216 430 2702
info@prgreit.com www.prgreit.com